SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP ONE RODNEY SQUARE P.O. BOX 636 WILMINGTON, DELAWARE 19899-0636 TEL: (302) 651-3000 FAX: (302) 651-3001 www.skadden.com February 10, 2015

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Tom Kluck

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Communications Sales & Leasing, Inc.
Amendment No. 1 to Form 10
Filed December 22, 2014
File No. 001-36708

Dear Mr. Kluck:

On behalf of Communications Sales & Leasing, Inc. (the “Company” or “CS&L”), set forth below are responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated January 20, 2015 (the “Comment Letter”), relating to Amendment No. 1 to the Company’s registration statement on Form 10 (File No. 001-36708) that was filed on December 22, 2014 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 2 to the Registration Statement, including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Information Statement. The Registration Statement and the Information Statement also include other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of the Registration Statement and the Information Statement against the

Tom Kluck

Securities and Exchange Commission

February 10, 2015

December 22, 2014 filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in the Information Statement.

Summary, page 1

Our Relationship with Windstream, page 3

1.	We note your response to comment 5 of our letter dated November 24, 2014. We reissue our comment. We note your disclosure that Windstream will continue to own certain distribution systems. Please briefly explain the reason why Windstream will retain these assets instead of transferring them to you or advise.

Response: In evaluating the merits of the Spin-Off, management of Windstream sought to provide CS&L with a portfolio of assets sufficient to meet its intended business purposes, while balancing certain financial limitations regarding the amount of Windstream’s total assets that could be transferred to another entity. Certain provisions within Windstream Subsidiary’s debt agreements place restrictions on the amount of asset transfers that Windstream could effect without amending the debt agreements and obtaining bondholder approval. Furthermore, in order to effect the Spin-Off in a timely manner, management pursued a transactional structure that minimized the number of states in which Windstream would have to obtain regulatory approval from the respective public utility commissions. Accordingly, in considering these various factors, the optimal structure for both Windstream and CS&L was for Windstream to retain certain distribution systems. As indicated in the table on page 81 of the Information Statement, Windstream will transfer distribution systems in 15 states to CS&L in the Spin-Off. Comparatively, Windstream will retain distribution systems in 13 states consisting of California, Colorado, Delaware, Louisiana, Maryland, Minnesota, Nebraska, New Jersey, New York, Pennsylvania, South Carolina, South Dakota and Utah. We have revised our disclosure in the Information Statement under the heading “Summary – Our Relationship with Windstream” to indicate that Windstream will retain ownership of certain distribution systems in order to comply with restrictions under Windstream’s debt agreements and to minimize the number of states in which regulatory approvals of the Spin-Off were required.

Dividend Policy, page 46

2.	We have reviewed your response to comment 4 of our letter dated November 24, 2014. Please revise your disclosure to include a table calculating the cash available for distribution for the twelve month period subsequent to most recent balance sheet date. In addition, please disclose the relationship between the cash available for distribution and the estimated dividend for that period.

Tom Kluck

Securities and Exchange Commission

February 10, 2015

Response: As requested, we have revised our disclosure in the Information Statement to include the following table that calculates cash available for distribution for the twelve month period subsequent to the Spin-Off:

Dollars in millions, except per share amounts
Estimated annual cash rental payment	$650.0

Estimated cash expenses:
Interest expense	195.1
Cash compensation, audit, legal, board of director fees, shareholder-related and other general expenses	25.0

Total cash expenses	220.1

Excess of annual rental payment over cash expenses	429.9
Add: net cash provided from consumer CLEC business	9.4

Estimated cash available for distribution	439.3

Estimated annual dividend ($2.40 per share, 150.7 million common shares issued and outstanding)	361.7

Estimated excess cash available after dividend distributions	$77.6

Note:	Information presented in the table above includes certain estimates with respect to cash interest, other cash expenses and the net cash provided from the Consumer CLEC Business. Such estimates could vary significantly based on market conditions at the time the Spin-Off is consummated and the final pricing terms related to the issuance of $3,650 million in debt by CS&L.

Description of Financing and Material Indebtedness, page 48

Senior Notes Issuance, page 48

3.	Please explain your position of allocating notes based upon “desired capitalization” of the Registrant and Windstream Subsidiary and not based upon a relation to the value of the underlying property. In your response, please identify those agreements and/or contracts that support the proposed allocation of senior debt to the Registrant and further elaborate, in sufficient detail, how you determined that the “desired capitalization” for the Registrant would be distributions in excess of capital of $842 thousand as included in your pro forma balance sheet on page 53.

Response: The Company respectfully acknowledges the Staff’s comment and has amended its disclosure in the Information Statement to read as set forth below in order to clarify that the pro forma indebtedness of CS&L was established based upon a target leverage profile consistent with that of other triple net lease REIT companies. The allocation of notes between Windstream and CS&L was based on the goal of ensuring each company maintained a leverage profile consistent with other companies in their respective peer groups. Additionally, we have revised our disclosure to remove the statement that the notes were not allocated based upon the value of the underlying property. In reality, the leverage calculation

Tom Kluck

Securities and Exchange Commission

February 10, 2015

representing the ratio of debt to earnings before interest taxes depreciation and amortization by definition utilizes the rental revenues as a key input to the metric, which rental revenues as further described in the Information Statement under the heading “Our Relationship with Windstream Following the Spin-Off – Master Lease – Rental Amounts and Escalators” were derived from, among other factors, the fair market valuation of the rental property. As noted by the Staff, the pro forma balance sheet of CS&L as of September 30, 2014 reports distributions in excess of capital of $842 million, after giving effect to the various pro forma adjustments. This presentation is primarily the result of the required accounting for the Spin-Off at carrying value and not fair value. Consequently, the distribution system assets transferred to CS&L are presented in the pro forma balance sheet based on Windstream’s historical net book value of $2,591.5 million at September 30, 2014, which is significantly less than fair value. In determining the appropriate capital structure of CS&L, management considered among other things, the fair market value of the distribution systems and the related rental revenues available to service CS&L’s debt obligations and dividend distributions.

The disclosure in the Information Statement has been revised to include the following:

“The amount of notes to be issued to Windstream Subsidiary was determined by assessing comparable leverage levels for other triple net lease REIT companies. Based on its review of these market factors and through consultation with its advisors, the Company determined that the issuance of $3,650 million in debt by CS&L will provide it a leverage profile consistent with its peer companies while affording sufficient liquidity to support the business and operating plan. The Company also performed a similar analysis to evaluate the post Spin-Off leverage profile of Windstream giving consideration to the primary use of proceeds from the CS&L debt issuance to repay the outstanding indebtedness of Windstream.”

Transition Services Agreement and Wholesale Reseller Agreement, page 52

4.	We note your disclosure that you intend to enter into agreements with Windstream and its affiliates to provide services. In an appropriate section, please provide more detail regarding the services to be provided, and explain how these services are different from the services that are to be provided by GP LLC.

Response: The disclosure in the Information Statement under the heading “Our Relationship with Windstream after the Spin-Off – Transition Services Agreement” has been revised to provide more detail regarding the services to be provided. The disclosure in the Information Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” has been revised to clarify that, while GP LLC will be responsible for the management of the operating partnership, the Company, GP LLC and the operating partnership will initially lack certain non-management administrative capabilities, which consist of information technology infrastructure support, customer call routing, accounting and collection services. Accordingly the Company will be

Tom Kluck

Securities and Exchange Commission

February 10, 2015

entering into the Transition Services Agreement pursuant to which Windstream will provide administrative services that are customary for a transaction such as the Spin-Off for a limited transition period.

Additionally, the disclosure in the Information Statement under the heading “Our Relationship with Windstream after the Spin-Off – Wholesale Reseller Agreement” has been revised to clarify that the services which Windstream will provide the Company under the Wholesale Reseller Agreement will consist of transport services (local and long distance telecommunications service), provisioning services (directory assistance, directory listing, service activation and service changes), and repair services (routine and emergency network maintenance, network audits and network security).

Business and Properties, page 80

5.	We note your response to comment 9 of our letter dated November 24, 2014. Please advise whether you have entered into an agreement with GP LLC to manage the operating partnership. If so, please file the agreement as an exhibit in accordance with Item 601(b)(10) of Regulation S-K or advise. Further, please provide greater disclosure regarding the services to be provided by GP LLC, the employees of GP LLC that will be providing these services and disclose any compensation arrangements or advise. Please refer to Items 401, 402, and 404 of Regulation S-K.

Response: Delaware law and the limited partnership agreement of the operating partnership provide for the management of the operating partnership by its general partner, GP LLC. The current limited partnership agreement of the operating partnership has been included as Exhibit 10.8 to the Registration Statement. The disclosure in the Information Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” has been revised to clarify that GP LLC will not have any employees (with all employees being at the operating partnership level) and that the directors and officers of the Company (who are identified in the Information Statement under the heading “Management”) will control the management decisions made by GP LLC.

Properties Summary, page 81

6.	We note your response to comment 10 of our letter dated November 24, 2014, and your disclosure on page 81 regarding the “payment of all costs and expenses associated with the transfer.” Please disclose in greater detail the additional amount you will need to pay in order to acquire legal title.

Response: In response to the Staff’s comment, the disclosure in the Information Statement has been revised to include the following language:

“The Company will have the option to acquire legal title to the Intangible Assets by making a de minimis payment to Windstream under the terms of the transfer documents.

Tom Kluck

Securities and Exchange Commission

February 10, 2015

The remaining cost and expenses to be incurred in connection with a transfer of ownership of the Intangible Assets include filing fees with county real estate offices to transfer the easements, consent/transfer fees that may be charged by either a governmental entity issuing a permit (or franchise) or a counterparty to a pole attachment agreement and attorneys’ fees. Real estate filing fees and related title work incurred to transfer easements is expected to be approximately $500,000. Neither Windstream nor the Company has engaged in discussions to date with any governmental agency issuing the permits (or franchises) or any counterparty to the pole attachment agreement regarding a transfer of legal title to such assets. Accordingly, it is not presently possible to accurately estimate the total cost and expenses that the Company will be required to pay to acquire legal title to the Intangible Assets; however, based on our experience with these types of arrangements, we do not believe that such costs would be material to the overall financial position or results of operations for the Company.”

Investments and Financing Policies, page 85

7.	We note your response to comment 11 of our letter dated November 24, 2014. We were unable to locate your revision in response to this comment. Please describe in greater detail the “other real property assets.” Further, please provide greater detail regarding the geographic areas where you are prohibited from investing. Please clarify whether there is a time limit applicable to the non-compete clause. Further, please advise whether the limitation applies to the “other real property assets” that you may invest in.

Response: The Company respectfully acknowledges the Staff’s comment and hereby clarifies that other real property assets include any assets which qualify as real property in accordance with the Internal Revenue Code section 168 and revenue procedure 87-56, 1987-2 C.B67A. Such assets would include, but are not limited to: land, hotel and office buildings, data centers and energy transmission distribution systems. We have removed the reference to “other real property assets” in the Information Statement since they are not part of our initial business strategy.

We have also revised our disclosure in the Information Statement under the heading “Investments and Financing Policies” as follows to clarify the limitations imposed by the non-compete provisions of the Master Lease:

“The Master Lease contains certain non-compete provisions, which, during the term of the lease, limit the Company’s ability to construct fiber, copper, coaxial and fixed wireless distribution assets in territories where Windstream is both an incumbent local exchange carrier (“ILEC”) and where the distribution system is subject to the Master Lease. These ILEC exchange areas are located in primarily rural areas within 13 states, (Arkansas, Georgia, Kentucky, Ohio, Iowa, Alabama, North Carolina, Oklahoma, Texas, Florida, Missouri, Mississippi, and New Mexico). The Company is not subject to any other limitations.”

Tom Kluck

Securities and Exchange Commission

February 10, 2015

8.	We note your response to comment 12 of our letter dated November 24, 2014. We were unable to locate your revision in response to this comment. Please describe the types of interests in real estate in which the registrant and its subsidiaries may invest.

Response: As noted in our response to comment 7 above, the Company may invest in any assets which qualify as real property in accordance with the Internal Revenue Code section 168 and revenue procedure 87056, 1987-2 C.B67A. However our initial strategy is to invest in distribution systems and we do not believe it would provide meaningful information to list other asset categories that are not consistent with this strategy.

Our Relationship with Windstream Following the Spin-Off, page 85

Rental Amounts and Escalators, page 99

9.	We note your response to comment 14 of our letter dated November 24, 2014. Please revise to disclose in greater detail how you determined the current estimated rental amount or advise.

Response: In evaluating the economic merits of the Spin-Off, management, working with its independent third party valuation firm, determined that the pool of real property assets that could be transferred to CS&L in the transaction would have an estimated fair value of approximately $7.0 billion to $8.0 billion. In applying a reasonable market rate of return to this asset pool, management concluded that a fair market annual lease payment would fall within a range of $600.0 million to $700.0 million.

Management believes that a $650.0 million annual payment is an appropriate initial lease rate as it is within the preliminary range of fair market rentals previously determined and produces financial stability for both Windstream and CS&L through the initial term of the lease. In reaching this conclusion, management considered the total amount of lease payments to be made by Windstream during the entire 15-year initial lease term, including the effects of the fixed payment term for three years and the annual rent escalators specified in the lease agreement. In addition, the $650.0 million annual lease payment, when factoring in the escalation provisions, meets all Internal Revenue Service requirements to qualify as a true lease.

The Company believes that the disclosures currently included in the Information Statement discussing the determination of the current annual estimated rental payment are adequate and, accordingly, we do not plan to revise the disclosures to include the supplemental information provided above in response to the Staff’s comment.

Tom Kluck

Securities and Exchange Commission

February 10, 2015

Assignment and Subletting, page 101

10.	Please explain the term “colocation.”

Response: As a means of promoting competition, the Telecommunications Act of 1996 imposed on an incumbent local exchange carrier (“ILEC”) the requirements to provide a competitor with access to physical space within the ILEC’s premises (e.g., central offices) for the placement of equipment necessary for providing interconnection services or to purchase access to the ILEC’s network infrastructure at cost, plus a reasonable profit. The term “colocation” refers to the arrangement pursuant to which a competitor either places its equipment within an ILEC’s central office or accesses the ILEC’s network infrastructure. The terms of the Master Lease will allow Windstream to enter into colocation agreements in order to comply with its regulatory requirements.

Distribution Systems

Notes to Combined Balance Sheet

3. Revision to Combined Balance Sheet, page F-16

11.	Please mark your financial statements as restated as opposed to “revised.” Please make similar changes to your disclosure throughout the document including within the auditor’s opinion.

Response: Per our telephone discussion with Howard Efron and Kevin Woody on January 30, 2015, as requested by the Staff, we have removed the “Revised” heading on the face of the audited combined balance sheet of the Distribution Systems and any references to the term “revisions” included in the financial statement footnotes. In addition, PricewaterhouseCoopers LLP has modified the dating of its audit opinion to exclude any reference to the effects of the adjustments made.

In accordance with your request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tom Kluck

Securities and Exchange Commission

February 10, 2015

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (302) 651-3090.

Sincerely,

/s/ Robert B. Pincus
Robert B. Pincus

cc:	Anthony W. Thomas, President and Chief Executive Officer

Windstream Holdings, Inc.